# Pre-launch Email Sequence for WebWowZer

## #1 Email [How crowdfunding works]

Subject: Invest in WebWowZer: No-Code Drag-and-Drop Websites Builder

Hi [NAME],

We are excited to announce that our crowdfunding campaign for WebWowZer: No-Code Drag-and-Drop Website Builder is live on Wefunder*: [Insert campaign page link]

You may be wondering why you should invest in our campaign and how the process works. Here are some answers to your questions:

Why should you invest?

We believe that WebWowZer has the potential to revolutionize the way small businesses and entrepreneurs create websites. Our drag-and-drop platform allows users to easily design and launch a professional-looking website without any coding skills. If you believe in our product and want to be a part of our growth and success, investing in our campaign is a great way to show your support. Please keep in mind that investing in startups carries inherent risks, and you should only invest as much money as you are comfortable losing.

Is my money safe? How does this work?

Your investment will be made through Wefunder, a regulated platform that keeps your money safe at all times. You can choose to make your investment using a bank transfer (US only), check (for $1000+ investments), credit card, Apple Pay, Google Pay, or wire transfer (international investors only). You can find more information about the investment process here.

Is it okay to invest a small amount?

Absolutely! Every investment, no matter the size, can make a difference in helping us reach our fundraising goals. And a small investment today has the potential to turn into a big return in the future. Even $100 can make a difference. $100 invested in Airbnb, in the beginning, would leave you with $1.24M today (that's an extreme example and not all investments will turn out this way)!

What if I'm an international investor?

Wefunder is able to accept investments from anywhere in the world, with the exception of Quebec, Alberta, and Ontario. You can find more information on the investment process for international investors here.

If you have any further questions or want to discuss our campaign in more detail, please don't hesitate to reach out. You can also ask us questions and leave comments on our campaign page: [Insert campaign page link].

Thank you for considering investing in WebWowZer. We are excited to have you join us on this journey!

Best regards,

James Dempsey

Managing Director/President

WebWowZer

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

**Some necessary "testing the waters" disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted.

2. No offer to buy securities will be accepted and no part of the purchase price will be received until Form C is filed and only through Wefunder's platform.

3. Any indication of interest involves no obligation or commitment of any kind.

# #2 Email [Why we created it]

Subject: Why we created WebWowZer

Hi [Name],

Are you tired of struggling with complicated and frustrating website builders like Wix, Webflow, and Squarespace?

If you're like most people, you've probably faced some of these common problems when trying to create and manage your website:

1. **Lack of customization options:** It can be hard to make your website stand out from the crowd with limited design options and templates.
2. **Poor SEO performance:** Many website builders don't offer advanced SEO tools or integrations, which can make it difficult to get your website found by search engines.

3. **Limited e-commerce capabilities:** If you're looking to sell products or services online, you may find that some website builders don't offer the features you need to succeed.
4. **Difficult to use:** Some website builders require a lot of technical knowledge or have confusing interfaces, making it hard for beginners to get started.
5. **Expensive pricing plans:** Many website builders charge high monthly fees for basic features, and it can be hard to justify the cost for a small business or personal website.

That's where Webwowzer comes in. Our next-gen drag-and-drop website builder was created to solve these common problems and make it easy for anyone to create a professional website. With Webwowzer, you'll have access to unlimited customization options, advanced SEO tools, powerful e-commerce capabilities, and an intuitive interface - all at an affordable price.

We're excited to launch our crowdfunding campaign on Wefunder*: [Insert campaign page link]

We hope you'll join us in building the future of website building. By investing in our campaign, you'll not only be supporting our vision, but you'll also have the opportunity to be a part of our success as we continue to grow and innovate.

Best regards,

James Dempsey

Managing Director/President

WebWowZer, Inc.

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

**Some necessary "testing the waters" disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted.

2. No offer to buy securities will be accepted and no part of the purchase price will be received until Form C is filed and only through Wefunder's platform.

3. Any indication of interest involves no obligation or commitment of any kind.

## #3 Email [Founder story]

Subject: Meet the founder of WebWowZer

Hi [NAME],

I wanted to take a moment to introduce myself as the founder of WebWowZer: No-Code Drag-and-Drop Website Builder.

My name is James and I am excited to share the story of how I started WebWowZer and why I believe it has the potential to be a game-changing platform.

I started WebWowZer out of a personal need. As a small business owner, I struggled to create a professional-looking website without spending a lot of money or having coding skills. That's when I had the idea to create a drag-and-drop platform that would make it easy for anyone to create a stunning website.

Since launching, the response to WebWowZer has been overwhelmingly positive. We have [insert number] registered users and have helped [insert number] businesses create their websites. We have also received recognition from [Insert any press coverage or awards].

I am passionate about helping small businesses and entrepreneurs succeed and I believe WebWowZer can play a significant role in that. That's why we are seeking to raise capital through our crowdfunding campaign on Wefunder. Your investment will help us fund our growth plans and bring WebWowZer to even more users.

I would love for you to join us on this journey as an investor. You can learn more about our campaign and invest here: [Insert campaign page link]

Thank you for considering investing in WebWowZer. I am excited to have you be a part of our story.

Best regards,

James Dempsey

Managing Director/President

WebWowZer

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

**Some necessary "testing the waters" disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted.

2. No offer to buy securities will be accepted and no part of the purchase price will be received until Form C is filed and only through Wefunder's platform.

3. Any indication of interest involves no obligation or commitment of any kind.

# #4 Email [Market Potential]

Subject Line: Webwowzer – The Next-Gen Website Builder Revolution

Hi [Name],

Thank you for considering investment opportunities with Webwowzer. We're excited to share our mission of revolutionizing the website-building industry with our next-gen drag-and-drop website builder.

As you may know, the website-building market is a rapidly growing industry. The Global Website Builder Market was valued at USD 2.1 billion in 2021, and is expected to reach USD 2.3 billion in 2022, and is projected to account for around USD 4.2 billion by 2030. The estimated CAGR is approximately 7.1% between 2022 and 2030. The growth rate of the Global Website Builders Market is 7.1%, with an estimated value of $4.2 Billion by 2030. With the increasing importance of having a strong online presence, businesses and individuals alike are turning to website builders to create professional and functional websites.

Investing early in Webwowzer gives you the opportunity to get in on the growth of this trend and benefit from its success. Our platform is designed to solve common problems faced by users of traditional website builders, such as limited customization options, poor SEO performance, and expensive pricing plans. With Webwowzer, you'll have access to unlimited customization options, advanced SEO tools, powerful e-commerce capabilities, and an intuitive interface - all at an affordable price.

Thank you for considering us and your investment opportunities with Webwowzer. We encourage you to read more about our investment opportunity and contact us with any questions you may have*: [Insert campaign page link]

Best regards,

James Dempsey

Managing Director/President

WebWowZer

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

**Some necessary "testing the waters" disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted.

2. No offer to buy securities will be accepted and no part of the purchase price will be received until Form C is filed and only through Wefunder's platform.

3. Any indication of interest involves no obligation or commitment of any kind.

## #5 Email [Community involvement]

Subject: Join the WebWowZer community and shape the future of our product

Hi [NAME],

We are excited to have you as a part of the WebWowZer community! As a member of our community, you will have the opportunity to engage with us, share your thoughts and ideas, and stay updated on the latest developments of our product: WebWowZer: No-Code Drag-and-Drop Website Builder.

Your involvement in our community is extremely valuable to us. This is because we believe that the input and feedback of our users and investors are crucial to the success of WebWowZer. We want to create a product that meets the needs and desires of our community, and your participation will help us do that.

Here are some ways you can get involved:

- Join our private Facebook Messenger group for investors and community members: [LINK HERE]

This is a great place to connect with other WebWowZer supporters, and founders and stay up-to-date on the latest news and updates.

- Share your feedback and ideas on our campaign page on Wefunder. Your suggestions and comments will be read and considered by our team.
- Share WebWowZer with your network. Whether it's through social media, word of mouth, or email, your support in spreading the word about our product can make a big impact.

We are now opening our doors to you as we seek to raise capital to fund our growth plans in 2023 and beyond. Visit our Campaign to learn more*: [Insert campaign page link]

Thank you for being a part of the WebWowZer community. We look forward to working with you to shape the future of our product.

Best regards,

James Dempsey

Managing Director/President

WebWowZer

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

**Some necessary "testing the waters" disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted.

2. No offer to buy securities will be accepted and no part of the purchase price will be received until Form C is filed and only through Wefunder's platform.

3. Any indication of interest involves no obligation or commitment of any kind.

# #6 Email [Why invest now]

Subject Line: Invest in the Future of Website Building with Webwowzer

Hi [Name],

Are you looking to invest in a rapidly growing industry with strong potential for success? Look no further than the website-building market.

With the increasing importance of having a strong online presence, businesses and individuals alike are turning to website builders to create professional and functional websites. In fact, the website-building market is projected to reach over $2.46 billion by 2023.

That's where Webwowzer comes in*: [Insert campaign page link]

Our next-gen drag-and-drop website builder was created to solve common problems faced by users of traditional website builders like Wix, Webflow, and Squarespace.

With Webwowzer, you'll have access to:

1. Unlimited customization options: Our platform allows you to easily customize the look and feel of your website to make it unique and stand out from the competition.
2. Advanced SEO tools: Our built-in SEO tools and integrations with popular marketing platforms make it easy to get your website found by search engines and drive traffic to your site.

3. Powerful e-commerce capabilities: Whether you're looking to sell products or services online, our platform has the features you need to succeed.
4. An intuitive interface: Our user-friendly platform is easy to use, even for beginners, making it a breeze to get started building your website.
5. Affordable pricing: We offer competitive pricing plans that won't break the bank, making it easy to justify the cost for a small business or personal website.

Don't miss out on the opportunity to invest in the future of website building with Webwowzer.

Keep an eye on our email updates for more information about our upcoming crowdfunding campaign on Wefunder*: [Insert campaign page link]

Best regards,

James Dempsey

Managing Director/President

WebWowZer

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

**Some necessary "testing the waters" disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted.

2. No offer to buy securities will be accepted and no part of the purchase price will be received until Form C is filed and only through Wefunder's platform.

3. Any indication of interest involves no obligation or commitment of any kind.

# #7 Email [Why it's the best]

Subject Line: 🚀 Why Webwowzer is the Best No-Code Website Builder

Hi [Name],

Are you tired of using complicated and overpriced website builders like Wix, Webflow, WordPress, Shopify, and GoDaddy?

Are you looking for a platform that is easy to use, customizable, and affordable? Look no further than Webwowzer: the best no-code website builder on the market.

Here are 5 reasons why Webwowzer is better than the competition:

1. Less expensive: Our pricing plans are competitive and won't break the bank, making it easy to justify the cost for a small business or personal website starting from $12 per month.
2. Intuitive and easy navigation: Our platform is designed with ease of use in mind, with an intuitive drag-and-drop editor and simple navigation.
3. Branding and business Kit: We offer a wide range of branding and business tools to help you create a professional image for your website, including logos, business cards, and letterhead.
4. Printing services and stationery: Our platform includes a range of printing services and stationery options, including brochures, flyers, and marketing materials.
5. Video conferencing and widgets: We offer a range of video conferencing and widget options to help you connect with your audience and make your website more interactive.

Join us as an investor today and let's make complicated and overpriced website builders as thing of the past*: [Insert campaign page link] Learn more about Webwowzer and see for yourself why it's bound to disrupt the website builder market.

Best regards,

James Dempsey

Managing Director/President

WebWowZer

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

**Some necessary "testing the waters" disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted.

2. No offer to buy securities will be accepted and no part of the purchase price will be received until Form C is filed and only through Wefunder's platform.

3. Any indication of interest involves no obligation or commitment of any kind.

## #8 Email [What benefits will you get]

Subject Line: Webwowzer is live on Wefunder!

Hi [Name]

Our no-code drag-and-drop website builder is designed to make it easy for anyone to create a professional and functional website, without the need for coding knowledge.

Investing in Webwowzer comes with a lot of benefits:

1. The website-building market is rapidly growing, with a projected value of over $2.5 billion by 2024 according to research. By investing in Webwowzer, you'll be part of a growing industry with strong potential for success.
2. Our platform is designed to solve common problems faced by users of traditional website builders, such as limited customization options, poor SEO performance, and expensive pricing plans. With Webwowzer, you'll have access to unlimited customization options, advanced SEO tools, powerful e-commerce capabilities, and an intuitive interface - all at an affordable price.
3. By investing in our campaign, you'll not only be supporting our vision, but you'll also have the opportunity to be a part of our success as we continue to grow and innovate.

There has never been a better time to invest in the website-building market! Keep an eye on updates from our team and don't miss out on this exciting opportunity*: [Insert campaign page link]

If you have questions or would like more information about our campaign, please don't hesitate to contact us. We look forward to continuing this journey with you.

Sincerely,

[Your Name]

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

**Some necessary "testing the waters" disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted.

2. No offer to buy securities will be accepted and no part of the purchase price will be received until Form C is filed and only through Wefunder's platform.

3. Any indication of interest involves no obligation or commitment of any kind.

# WEBWOWZER, INC.

## SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Directors of:

**WEBWOWZER, INC.**
**5505 Liber St.**
**Gainesville, VA 20155**

1. **Background**. The undersigned understands that WebWowZer, Inc., a Delaware corporation (the "***Company***"), is conducting an offering (the "***Offering***") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "***Securities Act***") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Wefunder crowdfunding portal's (the "***Portal***") website, as the same may be amended from time to time (the "***Form C***") and the Offering Statement, which is included therein (the "***Offering Statement***"). The Company is offering to both accredited and non-accredited investors up to 81,608 shares of its Series Seed Preferred Stock, $0.00001 par value per Share (each a "***Share***" and, collectively, the "***Shares***" or "***Securities***") at a purchase price of $1.83 per Share; provided, however, that if the undersigned subscribes on or before the date on which the Company raises $100,000 in the Offering, then the undersigned will receive (i) an "early bird" discount of 20%, which will reduce the purchase price to $1.46 (such purchase price whether with or without the "early bird" discount, the "***Purchase Price***"), and (ii) a $11,972,000 pre-money valuation instead of a $15,006,000 pre-money valuation. The minimum amount or target amount to be raised in the Offering is $50,000 (the "***Target Offering Amount***") and the maximum amount to be raised in the Offering is $123,999.86 (the "***Maximum Offering Amount***"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through the Portal. The Portal is registered with the Securities and Exchange Commission (the "***SEC***") as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 7.5% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

ject to the terms of this Subscription

ect and as per the direction of the

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the Portal's website (the

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… and the Company's agen …

writing to the Company a ... the Closing, each of the undersign ... entations and warranties

contained in this Agreem ... deemed to have been reaffirmed and ... t as of the Closing, taking

(h) ... signed acknowledges that the Com ... the right in its sole and

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Company that it has evid
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transfer of the Shares. Th
of the Shares will not vio

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full observance of the laws o
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and warrants to the
in connection with
legal requirements
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which the Company is a ... y which it is bound, or any statute, ... olation, of any decree of any court or governmental ... r body having jurisdiction over the C... except for such violations, conflicts, or defaults wh... not individually or in the aggregate ... material adverse effect on the Company, taken as ... condition or results of oper... Company.

5. Indemni... The undersigned agrees to indemnif... d harmless the Compa... and its directors, officers ... s (including legal counsel) from any ... mages, losses, costs and attorneys' fees) ... undersigned's failure, or ... ture, to fulfill any of the terms and ... of this subscription or by ... herein.

10.6. [illegible] ement. This Agreement constitutes [illegible] agreement between the parties hereto with respe[illegible]bject matter hereof and may be amen[illegible] by a writing executed by all parties.

10.7. [illegible] hereof shall be modified, [illegible] discharged or terminated except by [illegible] ent in writing, signed by [illegible]

10.8. [illegible] THAT THE UNDERSIGNED [illegible] Y WAIVE ANY AND ALL RIGHT [illegible] OUT OF THIS [illegible] CONTEMPLATED BY THIS [illegible] N AGREEMENT.

**WEBWOWZER, INC.**

**SUBSCRIPTION AGREEMENT**

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Directors of:

**WEBWOWZER, INC.**
**5505 Liber St.**
**Gainesville, VA 20155**

1. **Background**. The undersigned understands that WebWowZer, Inc., a Delaware corporation (the "***Company***"), is conducting an offering (the "***Offering***") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "***Securities Act***") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Wefunder crowdfunding portal's (the "***Portal***") website, as the same may be amended from time to time (the "***Form C***") and the Offering Statement, which is included therein (the "***Offering Statement***"). The Company is offering to both accredited and non-accredited investors up to 81,608 shares of its Series Seed Preferred Stock, $0.00001 par value per Share (each a "***Share***" and, collectively, the "***Shares***" or "***Securities***") at a purchase price of $1.83 per Share; provided, however, that if the undersigned subscribes on or before the date on which the Company raises $100,000 in the Offering, then the undersigned will receive (i) an "early bird" discount of 20%, which will reduce the purchase price to $1.46 (such purchase price whether with or without the "early bird" discount, the "***Purchase Price***"), and (ii) a $11,972,000 pre-money valuation instead of a $15,006,000 pre-money valuation. The minimum amount or target amount to be raised in the Offering is $50,000.62 (the "***Target Offering Amount***") and the maximum amount to be raised in the Offering is $123,999.86 (the "***Maximum Offering Amount***"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through the Portal. The Portal is registered with the Securities and Exchange Commission (the "***SEC***") as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 7.5% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com.

(a)

ject to the terms of this Subscription

undersigned's subscription amount

ent and as per the directions of the

Such subscription shall

investor may subscribe

Offering campaign

section in the Offering Statement

the Portal's website

the Portal's website (the

[illegible] representations [illegible] contained [illegible]

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[illegible] Termi[illegible]

Company may terminat[illegible] ing at any time. The undersigned [illegible] lerstands that during and following termination [illegible] [illegible] Company may [illegible] [illegible] or may not be on terms [illegible] able to an investor than the terms of [illegible] ng.

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writing to the Company a t the Closing, each of the undersign entations and warranties
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(h) signed acknowledges that the Com the right in its sole and
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(i) signed understands that no federal o ncy has passed upon the
merits or risks of an inve he Shares or made any finding or de concerning the fairness
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transfer or otherwise disp
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of the Internal Revenue
Company that it has exa
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Section 227.501 of Regulation Crowd

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full observance of the laws
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18.6. [illegible]ement. This Agreement constitute[illegible] agreement between the parties hereto with respe[illegible]bject matter hereof and may be ame[illegible] by a writing executed by all parties.

18.7. [illegible]ver. Neither this Agreement [illegible] or any provisio[illegible] hereof shall be modified, discharged or terminated except by [illegible]ent in writing, signed by [illegible]

18.8. [illegible] Waiver. THE UNDERSIGNED [illegible] HEREBY WAIVES ANY AND ALL RIGHT [illegible] ARISING OUT OF THE TRANSA[illegible] CONTEMPLATED BY THIS [illegible] IN AGREEMENT.

# Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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**About Wefunder**
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.